Exhibit 99.34

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

March 10, 2021

Item 3:	News Release

The news release was disseminated on March 10, 2021, through the news dissemination services of Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced partial assay results from intervals in five holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project, located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

March 10, 2021

Schedule “A”

New Found Intercepts 24.0g/t over 46.0m and

27.0g/t over 30.1m at Keats, High-grade Gold

Mineralization Discovered in Footwall Veins

Vancouver, BC, March 10, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce partial assay results from intervals in five holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	The drill interval highlights are summarized below:

	From		Interval
Hole No.	(m)	To (m)	(m)*	Au (g/t)	Zone
NFGC-20-52	107.7	109.8	2.1	136.7	Keats
And	114.4	128.5	14.1	31.5	Keats
And	132.2	137.8	5.6	13.7	Keats
NFGC-20-52**	107.7	137.8	30.1	27.0	Keats

NFGC-21-80	49.5	88.5	39.1	25.8
Including	62.7	72.8	10.1	58.5	Keats
Including	78.7	88.5	9.9	39.5
And	93.2	95.5	2.3	41.6	Keats
NFGC-21-80**	49.5	95.5	46.0	24.0	Keats

NFGC-20-49	175.9	180.9	5.0	5.6	Keats FW
Including	177.7	178.7	1.0	21.2

NFGC-20-73	25.8	28.0	2.2	7.3	Keats
And	191.5	194.0	2.5	21.9	Keats FW
Including	191.5	192.2	0.7	83.4
And	292.4	293.8	1.4	2.7	Keats FW

* Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Except as noted, reported intervals are calculated at a 1 g/t Au cut-off grade. Grades have not been capped in the averaging. **Includes intervening intervals assaying below the 1g/t Au cut-off grade.

•	The 46m interval averaging 24.0g/t Au in NFGC-21 -80 is the broadest high-grade drill intercept to date at Keats.

•	Hole 20-52 intersected three separate high-grade intervals over 30.1m, including an interval of 31.5g/t over 14.1m.

•	Importantly multiple intervals of high-grade gold mineralization were also intercepted within the Keats Footwall veins which lie between the Keats Baseline Fault and the Appleton Fault Zone. NFGC-20-73 encountered a footwall vein at 191.5m down hole that returned 21.9g/t Au over 2.50m including a 0.65m interval displaying visible gold that assayed 83.4 g/t Au. NFGC 20-49 encountered a footwall vein at 178m down hole that returned 5.55 g/t Au over 4.95m including an interval displaying visible gold that assayed 21.2g/t Au over 1.0m.

•	NFGC-20-73 was terminated at 293.8m with the final 1.35m interval returning 2.73g/t Au. This hole is now being deepened to test the extent of this gold mineralization.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Greg Matheson, Chief Operating Officer of New Found, stated: “Holes 52 and 80 provide further confirmation of the impressive widths of high-grade, near surface gold mineralization in the Keats Baseline Fault Drilling is now focused on stepping out to the north, south and to depth. Drilling to date at Keats has also encountered multiple veins in the footwall of the Keats Baseline Fault, typically returning assays in the 0.5 to +3.0g/t range. The high-grade intervals recently encountered in this secondary veining is very encouraging. The initial high-grade discovery hole (92.9g/t over 19m in NFGC-19-01) in the Keats Baseline Fault was drilled below veining that returned multi-gram assays and that occurred within much longer intervals (up to +100m) of halo gold mineralization. In addition to the high-grade assays reported, Hole NFGC-20-73 returned a cumulative 125m that assayed above 0.1 g/t, indicating a broad anomalous gold halo within the Keats Baseline footwall. We will continue to step-out on these intervals to test for additional zones of high-grade gold mineralization between the Keats Baseline fault and the Appleton Fault”

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 1. Keats plan view

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Figure 2. Keats Baseline Fault long-section

Figure 3. Visible Gold Mineralization in Quartz – NFGC-21-80 at 82.35m depth

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Table 2: Summary of results reported in this news release

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-48	129.0	132.6	3.6	6.39	Keats
And	141.0	143.2	2.2	1.15	Keats
And	164.5	167.1	2.6	1.38	Keats FW
NFGC-20-49	175.9	180.9	5.0	5.55	Keats FW
Including	177.7	178.7	1.0	21.2
NFGC-20-52	107.7	109.8	2.1	136.7	Keats
And	114.4	128.5	14.1	31.5	Keats
And	132.2	137.8	5.6	13.7	Keats
NFGC-20-73	25.8	28.0	2.2	7.26	Keats
Including	26.6	27.0	0.5	30.1
And	191.5	194.0	2.5	21.9	Keats FW
Including	191.5	192.2	0.7	83.4
And	292.4	293.8	1.35	2.73	Keats FW
NFGC-21-80	49.5	88.5	39.1	25.8
Including	62.7	72.8	10.1	58.5	Keats
Including	78.7	88.5	9.9	39.5
And	93.2	95.5	2.3	41.6	Keats

*Note that the host structures are interpreted to be steeply dipping and true widths are estimated to be 70% to 80% of reported intervals. Reported intervals are calculated at a 1 g/t Au cut-off grade. Grades have not been capped in the averaging.

Table 3: Details of drill holes reported on in this news release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-48	300	-45	198	658 247	5 427 430
NFGC-20-49	300	-45	234	658 309	5 427 468
NFGC-20-52	300	-45	192	658 243	5 427 445
NFGC-20-73	300	-45	297	658 058	5 427 383
NFGC-21-80	300	-45	200	658 239	5 427 486

Sampling, Sub-sampling and Laboratory

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au with exception of drill hole NFGC-20-73 which terminated in mineralization. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101. Mr Matheson consents to the publication of this announcement dated March 10, 2021 by New Found Gold. Mr. Matheson certifies that this announcement fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$68M the Company is well financed to continue its current 200,000-m drill program, with a planned increase from the current six drill rigs to eight in Q1, 2021. New Found has a proven capital markets and mining team with major shareholders including Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors, and insiders (4%).

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundagold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP. Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7